Exhibit 99-2
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[GRAPHIC OMITTED]

 KOOR INDUSTRIES ANNOUNCES THE CLOSING OF THE MAJORITY OF ITS HOLDINGS OF
                     ELBIT SYSTEMS FOR APPROX. $70 MILLION

TEL AVIV, Israel - November 27, 2006 - Koor Industries Ltd. (NYSE: KOR) ("Koor" or "the Company"), a leading Israeli holding company, announced today that it has completed the transaction signed on November 22, to sell the majority of its investment (5.5%) in Elbit Systems Ltd. (NASDAQ, TASE: ESLT) ("Elbit") to Federmann Enterprises ("Federmann") for total consideration of approximately US$70 million to be received in five equal quarterly installments, of which the first installment was made at the closing.

Prior to the closing Federmann bought additional 50 thousand shares (approx. 0.2%) of Elbit from Koor at the current market price.

Following the transactions Koor holds 1.9% of Elbit.

About Koor Industries
Koor Industries is a leading Israeli holding company, focusing on high-growth, internationally oriented, Israeli companies. Koor actively invests in agrochemicals through Makhteshim Agan Industries; in telecommunications through its holdings in ECI Telecom, ECTel and Telrad Networks; and in venture capital through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's Ordinary Shares are traded on the Tel Aviv Stock Exchange (TASE: KOR). For additional information on Koor please access our website www.koor.com.


COMPANY CONTACT                             IR CONTACTS
---------------                             -----------
Avital Lev, CPA, Investor Relations         Ehud Helft/Kenny Green
Koor Industries Ltd.                        GK Investor Relations
Tel: 972 3  607 - 5111                      Tel: 1 866 704 - 6710
Fax: 972 3  607 - 5110                      Fax: 972 3 607 - 4711
avital.lev@koor.com                         ehud@gk-biz.com; kenny@gk-biz.com

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.